EXHIBIT 99.1
                                                                    ------------



                                [GRAPHIC OMITTED]
                            [LOGO - WESTERN OIL SAND]


                WESTERN OIL SANDS RELEASES FIRST QUARTER RESULTS

CALGARY, AB, APRIL 23, 2003 - Western Oil Sands Inc. ("Western") is pleased to present its first quarter 2003 results and to provide an update on our progress towards commercial operations for the Athabasca Oil Sands Project (the "Project"). Construction of the Project was completed in the fourth quarter of 2002, and we are now in the start-up phase of the Project, moving into commercial operations. Since we are in the start-up phase, Western does not yet have any operating revenue or expenses, and accordingly, Western incurred a loss attributable to common shareholders of $2.4 million ($0.05 per share) for the first quarter of 2003 (2002 - $1.8 million; $0.04 per share). Western expects that commercial operations will begin in the second quarter of 2003, with full-scale production at the Mine of 155,000 barrels per day of bitumen (31,000 for Western's share) which together with purchased feedstocks, will result in the synthetic crude oil production of approximately 190,000 barrels per day (38,000 barrels per day net to Western) at the Upgrader by the end of the third quarter of 2003.

         Commissioning, testing and start-up of the synthetic crude units is a complex process and has been the primary focus at the Upgrader through the first quarter of 2003. Production of bitumen at the Mine commenced at the end of last year, but was delayed due to a fire on January 6, 2003. Fire damage was mainly limited to electrical cables, instrumentation and insulation in the solvent recovery area of the froth treatment plant. However, severe weather conditions caused broader freezing damage and impeded progress in making repairs, adding significantly to costs. Repairs to Train 1 of the froth treatment plant were completed by the end of March and the production of bitumen resumed on April 4. The Corridor Pipeline and related tankage were subsequently filled, making bitumen from the Muskeg River Mine available for processing at the Scotford Upgrader. In late March the Upgrader successfully started making light synthetic crude, utilizing purchased feedstocks. On April 19, 2003 the AOSP achieved fully integrated operations when the Scotford Upgrader began processing bitumen from the Mine to manufacture synthetic crude oil products.

         Western continues to focus on collecting on its cost overrun and project delay insurance claims, in addition to the Project's construction insurance claim. The costs of repairs for the fire and freeze damage have increased to an estimate of $150 million ($30 million net to Western). Western has extensive insurance coverage in place and is seeking to recover these costs from insurers. The first interim submission totaling $45 million ($9 million for Western's share) has been presented to insurers for payment, with further submissions to follow. In respect of the cost overrun and project delay insurance policy, claims in excess of $500 million have been submitted against the $200 million policy limit. As a result of delays in receiving proceeds on these claims, Western is considering obtaining additional financing.

         The objective of the second quarter of 2003 is to complete the transition from start-up to production. Repairs to Train 2 of the froth treatment plant at the Mine are almost complete and these facilities are expected to be available for use in May. Train 2 of the Scotford Upgrader will be brought on stream once additional bitumen production becomes available. Some production volatility is likely during initial operations. The focus will be on ramping up to the designed production rate of 155,000 barrels per day of bitumen by the end of the third quarter of 2003.

FINANCIAL RESULTS

Since the Project is in the start-up phase, Western does not have any operating revenue or expenses; such revenue and expenses will commence once commercial production begins, which is expected in the second quarter of 2003. During the first quarter, Western incurred a loss attributable to common shareholders of $2.4 million ($0.05 per share) compared to a loss of $1.8 million ($0.04 per share) for the 2002 comparative period. The main components of the loss were general and administrative expenses, future income tax and a charge for the convertible notes.

         General and administrative expenses increased from $1.3 million in the first quarter of 2002 to $1.4 million in the first quarter of 2003 due to the addition of marketing and administrative personnel as we prepare to enter the operating phase. There was a future income tax recovery of $0.7 million (2002 - $nil) recognized in the quarter related to the losses to be carried forward, offset by Large Corporation Tax of $0.8 million (2002 - $0.4 million) consistent with Western's increased capital base. There was a charge for the convertible notes of $0.8 million in the quarter (2002 - $nil), representing the accretion of the liability component of the convertible notes.

INVENTORY

As Western moves toward commercial production, inventories are being accumulated for parts and supplies, purchased feedstocks and eventually synthetic crude products. In the first quarter of 2003, the Project acquired $19 million ($3.8 million for Western's share) of parts and supplies inventory to be used for repairs and maintenance, together with $7.5 million ($1.5 million for Western's share) of purchased feedstocks. The feedstocks will be used at the Upgrader for processing with the Project's bitumen to produce synthetic crude oil products.

CAPITAL EXPENDITURES

Western's capital expenditures in the quarter totaled $112.1 million. These expenditures were comprised of $24.5 million for Western's share of construction costs for the Project, $25.6 million in respect of capital repairs for the January fire, $42.4 million of capitalized pre-operating costs, $15.8 million of direct capitalized finance costs, $3.3 million of diluent purchases and $0.5 million of corporate assets.

         Construction of the Project was completed in the fourth quarter of 2002. Western's share of the Project costs since inception total $1,176.6 million, including the fire repairs and capitalized pre-operating costs. The original estimate of Western's share of repair costs for the fire was $15 million. Severe weather conditions caused broader freezing damage and impeded progress in making repairs, adding significantly to costs. The costs of repairs for the fire and freeze damage have increased to an estimate of $150 million ($30 million net to Western). Western has extensive insurance coverage in place and is seeking to recover these costs from insurers. The first interim submission totaling $45 million ($9 million for Western's share) has been presented to insurers for payment, with further submissions to follow. Capitalized pre-operating costs of $42.4 million relate to the commissioning and testing costs for the Project, which are being capitalized during the pre-commercial operations period.

         Western capitalized $15.8 million of finance costs during the quarter in respect of interest accrued on the Senior Secured Notes, bank standby fees and other interest expenses.

         The cost of diluent purchased has been capitalized, as it will be used on a continuing basis for the transportation of bitumen from the Mine to the Upgrader. It will be continually recycled and returned to the Mine for re-use.

         Consistent with prior periods, Western capitalized $1.5 million during the first quarter of 2003 relating to its share of costs for construction of the Hydrogen Manufacturing Unit ("HMU") at the Upgrader. These costs are being financed under a long-term capital lease. To date a total of $52.3 million has been incurred and capitalized for Western's share of the HMU.

         Western has US$450 million of Senior Secured Notes issued and outstanding that mature on May 1, 2012. As a result of fluctuations in the exchange rate of US to Canadian dollars between December 31, 2002 and March 31, 2003, Western capitalized an unrealized foreign exchange gain of $49.6 million during the first quarter of 2003. At March 31, 2003, a cumulative unrealized foreign exchange gain of $47.6 million has been capitalized as finance costs during the pre-commercial operations period.

LIQUIDITY AND CAPITAL RESOURCES

In the first quarter of 2003, Western continued to draw on its $100 million Senior Credit Facility and its $75 million Working Capital Facility, in the amount of $31 million. At March 31, 2003, Western had drawn a total of $96 million on these two facilities.

         Western successfully completed an equity offering in February 2003 for gross proceeds of $50.2 million. This offering was required as a direct result of not having received any of the insurance proceeds from our $200 million cost overrun insurance policy.

         During the quarter, an interim insurance claim for $45 million ($9 million net to Western) was submitted to recover costs related to the fire and freeze damage at the Mine. While Western expects significant recoveries under these insurance policies, to date no amounts have been received in respect of these claims, and no amounts have been recognized in the financial statements as at March 31, 2003. Upon receipt of proceeds such amounts will be credited against capital assets. As a result of delays in receiving proceeds on these claims, Western is considering obtaining additional financing.

WESTERN OIL SANDS INC.
CONSOLIDATED BALANCE SHEETS
                                               AS AT MARCH 31  As at December 31
($ thousands)                                            2003               2002
--------------------------------------------------------------------------------
                                                 (UNAUDITED)
ASSETS
Current Assets
    Cash                                       $     9,710    $    14,428
    Accounts receivable                              7,072          6,624
    Inventory (Note 1)                               5,314          4,175
--------------------------------------------------------------------------------
                                                    22,096         25,227
--------------------------------------------------------------------------------

Capital Assets (Note 2)                          1,370,960      1,306,989
Deferred Charges                                    27,502         27,422
Future Income Taxes (Note 4)                         1,664             --
--------------------------------------------------------------------------------
                                                 1,400,126      1,334,411
--------------------------------------------------------------------------------
                                                 1,422,222      1,359,638
--------------------------------------------------------------------------------

LIABILITIES
Current Liabilities
    Accounts payable and accrued liabilities        75,032         40,953
    Convertible Notes                                2,761          4,055
--------------------------------------------------------------------------------
                                                    77,793         45,008
Long-term Liabilities
     Long-term Debt (Note 3)                       757,185        775,820
     Other                                          51,282         50,859
     Future Income Taxes (Note 4)                       --            454
--------------------------------------------------------------------------------
                                                   808,467        827,133
--------------------------------------------------------------------------------
                                                   886,260        872,141
--------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
Share Capital (Note 5)                             475,806        426,275
Convertible Notes                                   85,239         83,945
Deficit                                            (25,083)       (22,723)
--------------------------------------------------------------------------------
                                                   535,962        487,497
--------------------------------------------------------------------------------
                                               $ 1,422,222    $ 1,359,638
================================================================================

See accompanying Notes to the Consolidated Financial Statements

WESTERN OIL SANDS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS


                                              3 MONTHS ENDED MARCH 31
($ thousands, except per share amounts)           2003      2002
--------------------------------------------------------------------------------
                                              (UNAUDITED) (Unaudited)
CORPORATE EXPENSES
    General and administrative                 $ 1,439   $ 1,285
    Depreciation                                    56        43
--------------------------------------------------------------------------------
LOSS BEFORE INCOME TAXES                         1,495     1,328
    Income Taxes (note 4)                          116       427
--------------------------------------------------------------------------------
NET LOSS                                         1,611     1,755
    Charge for Convertible Notes, net of tax       749        --
--------------------------------------------------------------------------------
LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS         2,360     1,755
--------------------------------------------------------------------------------
Deficit at Beginning of Period                  22,723    12,437
--------------------------------------------------------------------------------
DEFICIT AT END OF PERIOD                       $25,083   $14,192
================================================================================

NET LOSS PER SHARE - BASIC AND DILUTED         $  0.05   $  0.04
================================================================================

See accompanying Notes to the Consolidated Financial Statements

WESTERN OIL SANDS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 3 MONTHS ENDED MARCH 31
                                                                   2003          2002
-----------------------------------------------------------------------------------------
($ thousands)
                                                               (UNAUDITED)   (Unaudited)
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
   Net loss                                                    $  (1,611)   $  (1,755)
Non-cash items:
   Future Income Tax Recovery (note 4)                              (652)          --
   Depreciation                                                       56           43
-----------------------------------------------------------------------------------------
CASH FROM OPERATIONS                                              (2,207)      (1,712)
Increase in non-cash working capital (note 10)                      (606)          --
-----------------------------------------------------------------------------------------
                                                                  (2,813)      (1,712)
-----------------------------------------------------------------------------------------

FINANCING ACTIVITIES
   Issue of share capital (note 5)                                50,797        1,070
   Share issue expenses (note 5)                                  (2,187)          --
   Issue of long-term debt                                        31,000      139,014
   Deferred financing costs                                          (80)        (148)
   Charge for convertible notes                                   (1,294)          --
   Repayment of other long-term liabilities                       (1,071)        (675)
-----------------------------------------------------------------------------------------
CASH GENERATED                                                    77,165      139,261
-----------------------------------------------------------------------------------------

INVESTING ACTIVITIES
   Capital expenditures                                         (112,168)    (109,978)
   Decrease (increase) in non-cash working capital (note 10)      33,098      (10,305)
-----------------------------------------------------------------------------------------
CASH INVESTED                                                    (79,070)    (120,283)
-----------------------------------------------------------------------------------------
(Decrease) increase in Cash                                       (4,718)      17,266
Cash at Beginning of Period                                       14,428       52,973
-----------------------------------------------------------------------------------------
CASH AT END OF PERIOD                                          $   9,710    $  70,239
=========================================================================================

See accompanying Notes to the Consolidated Financial Statements

WESTERN OIL SANDS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Tabular dollar amounts in thousands)

The interim consolidated financial statements include the accounts of Western Oil Sands Inc. and its subsidiaries (the "Corporation"), and are presented in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared using the same accounting policies and methods of computation as the consolidated financial statements for the year ended December 31, 2002. The disclosures provided below are incremental to those included in the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Corporation's annual report for the year ended December 31, 2002.

1.       INVENTORY

                                        March 31, 2003    December 31, 2002
--------------------------------------------------------------------------------
                                         (Unaudited)
Product Inventory                           $    1,507          $    4,175
Parts, Supplies and Other                        3,807                  --
--------------------------------------------------------------------------------
                                             $   5,314          $    4,175
================================================================================


2.       CAPITAL ASSETS

                                        March 31, 2003    December 31, 2002
--------------------------------------------------------------------------------
                                         (Unaudited)
Oil Sands Project                       $    1,305,139      $    1,243,061
Oil Sands Project Assets Under
   Capital Lease                                52,353              50,859
Corporate Assets                                14,056              13,601
--------------------------------------------------------------------------------
                                             1,371,548           1,307,521
Less accumulated depreciation                     (588)               (532)
--------------------------------------------------------------------------------
                                        $    1,370,960      $    1,306,989
================================================================================

It is the Corporation's policy to capitalize carrying costs including interest expense for capital assets acquired, constructed or developed over time up until the point in time when the assets are substantially complete and after commercial production has begun. As at March 31, 2003 $78.8 million of net interest expense (December 31, 2002 - $63.6 million) has been capitalized as part of the Oil Sands Project. Cash interest paid for the three months ended March 31, 2003 was $0.7 million (2002 - $5.3 million). Cash interest received for the three months ended March 31, 2003 was $0.1 million (2002 - $0.3 million).

3.       LONG-TERM DEBT

                                        March 31, 2003      December 31, 2002
--------------------------------------------------------------------------------
                                         (Unaudited)
US$450 million Senior Secured Notes        $   661,185           $   710,820
Senior Credit Facility                          52,000                45,000
Revolving Facility                              44,000                20,000
--------------------------------------------------------------------------------
                                           $   757,185           $   775,820
================================================================================

On January 30, 2003 the Corporation increased the availability under its $50 million Revolving Facility by $25 million to a total of $75 million, with the addition of another Canadian chartered bank to the syndicate.

The Corporation's US dollar denominated Senior Secured Notes (the "Notes") is translated into Canadian dollars at the period end exchange rate. The unrealized foreign exchange gain arising on the Notes was $49.6 million for the three months ended March 31, 2003.

4.       INCOME TAX

--------------------------------------------------------------------------------
                                    Three months ended        Three months ended
                                      March 31, 2003            March 31, 2002
--------------------------------------------------------------------------------
                                        (Unaudited)                (Unaudited)
Large Corporation Tax                    $       768               $       427
Future Income Tax Recovery                      (652)                       --
--------------------------------------------------------------------------------
                                         $       116               $       427
================================================================================

The future income tax asset (liability) consists of:

--------------------------------------------------------------------------------
                                               March 31, 2003  December 31, 2002
--------------------------------------------------------------------------------
                                                (Unaudited)
Future Income Tax Assets:
   Net losses carried forward                   $     20,302      $     19,069
   Share issue costs                                   3,017             2,096
   Debt issue costs                                    1,350             1,386
Future Income Tax Liabilities:
   Renunciation of deductions for
      flow-through shares                           (23,005)           (23,005)
--------------------------------------------------------------------------------
NET FUTURE INCOME TAX ASSET (LIABILITY)         $     1,664       $       (454)
================================================================================

5.       SHARE CAPITAL

ISSUED AND OUTSTANDING:
                                                Number of Shares     Amount
--------------------------------------------------------------------------------
COMMON SHARES
Balance at December 31. 2002                      47,742,471         $  414,312
Issued on exercise of employee stock options          66,000                572
Issued for cash                                    2,050,000             50,225
Share issue costs, net of tax                             --             (1,266)
--------------------------------------------------------------------------------
BALANCE AT MARCH 31, 2003                         49,858,471            463,843
--------------------------------------------------------------------------------

CLASS D PREFERRED SHARES, SERIES A
Balance at December 31, 2002 and March 31, 2003      666,667             11,963
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
TOTAL ISSUED SHARE CAPITAL AT MARCH 31, 2003      50,525,138         $  475,806
                                                                     ===========

OUTSTANDING:
Class A Warrants                                     494,224
Stock Options                                      1,384,000
----------------------------------------------------------------
DILUTED SHARES AT MARCH 31, 2003                  52,403,362
==================================================================

On February 7, 2003 the Corporation completed a public offering for the issuance of 2,050,000 Common Shares for total proceeds of $50.2 million, before consideration of the share issue costs of $2.2 million ($1.3 million net of tax). The offering was underwritten by a syndicate of Canadian underwriters and undertaken through the filing of a short form prospectus. Proceeds of the offering were used to pay down certain amounts that had been drawn on the bank debt and to fund the capital expenditures.

The Corporation has 494,224 Class A Warrants outstanding. Each Class A Warrant entitles the holder to purchase one Common Share at $2.50 per share until five years after start-up of the oil sands project. In addition the Corporation had 5,629,641 call obligations that expired March 31, 2003.

6.       EARNINGS PER SHARE

The weighted average number of shares for the three-month periods ended March 31, 2003 and 2002 are 49,646,110 and 48,247,477 respectively. Due to a loss for the periods, zero incremental shares are included for the diluted earnings per share weighted average number because the effect would be anti-dilutive.

7.       STOCK-BASED COMPENSATION

No compensation expense has been recognized when stock options were granted. Had compensation expense been determined based on the fair value method for awards made after December 31, 2001, the Corporation's net income and earnings per share would have been adjusted to the proforma amounts indicated below:

                                          Three Months Ended  Three Months Ended
                                            March 31, 2003       March 31, 2002
--------------------------------------------------------------------------------
                                            (Unaudited)         (Unaudited)
Compensation Expense                           $   237             $     77
Loss Attributable to Common Shareholders
       - as reported                             2,360                1,755
--------------------------------------------------------------------------------
Loss Attributable to Common Shareholders
       - proforma                              $ 2,597             $  1,832
================================================================================
Basic Loss per share - as reported             $  0.05             $   0.04
Basic Loss per share - proforma                $  0.05             $   0.04
================================================================================


The proforma amounts exclude the effect of stock options granted prior to January 1, 2002. The weighted average fair value of the 142,000 options granted during the period was $8.67 per option using the Black-Scholes option pricing model. The following table sets out the assumptions used in applying the Black-Scholes model:

                                          Three Months Ended  Three Months Ended
                                            March 31, 2003       March 31, 2002
--------------------------------------------------------------------------------

Risk free interest rate                           4.77%                4.61%
Expected life (in years)                          5.00                 5.00
Expected volatility                               0.30                 0.30
Dividend per share                                  --                   --
--------------------------------------------------------------------------------

8.       COMMITMENTS AND CONTINGENCIES

(a)      Commitments
The Corporation and the owners of the oil sands Joint Venture have entered into long-term operating lease obligations for certain equipment related to the oil sands project. The term of these lease obligations is between three and seven years, and the agreements provide for a committed payment of 85 per cent of the original cost of the equipment to the lessor at the end of the terms. The Corporation anticipates its share of the final value of the leased equipment will total between $40 and $60 million. At March 31, 2003 the Corporation's share of committed payments amounted to $37.4 million.

(b)      Contingencies
During the three months ended March 31, 2003 the Corporation has submitted claims, under the insurance coverage provided in our Joint Venture construction policies, in respect of the fire that occurred in January 2003 at the Muskeg River Mine extraction plant. The Corporation has extensive insurance coverage in place and is seeking to recover these costs from insurers. While an initial interim claim for $45 million ($9 million for the Corporation's share) has been submitted, no amount has been recognized in these statements relating to this insurance policy nor will an amount be recognized until the proceeds are received.

9.       FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Corporation has entered into various commodity pricing agreements designed to mitigate the exposure to the volatility of crude oil prices in Canadian dollars. The agreements are summarized as follows at March 31, 2003:

-----------------------------------------------------------------------------------------------------------------
   Instrument        Notional Volume               Hedge Period                    Price          Unrealized
                    (Barrels per day)                                            Received         Gain (Loss)
-----------------------------------------------------------------------------------------------------------------
    WTI Swaps             4,500        April 1, 2003 to March 31, 2004           Cdn$39.72     $(0.3) million
    WTI Swaps             9,000        April 1, 2004 to March 31, 2005           Cdn$36.95     $  1.9 million
-----------------------------------------------------------------------------------------------------------------

10.      CHANGES IN NON-CASH WORKING CAPITAL


                                          Three Months Ended  Three Months Ended
Source (Use)                                March 31, 2003       March 31, 2002
--------------------------------------------------------------------------------

Operating Activities
     Accounts receivable                       $   814             $     --
     Inventory                                  (1,139)                  --
     Accounts payable and accrued liabilities     (281)                  --
--------------------------------------------------------------------------------
                                               $  (606)            $     --
--------------------------------------------------------------------------------

Investing Activities
     Accounts receivable                       $(1,262)            $     --
     Accounts payable and accrued liabilities   34,360              (10,305)
--------------------------------------------------------------------------------
                                               $33,098             $(10,305)
================================================================================



The Common Shares of Western are listed on the Toronto Stock Exchange under the symbol "WTO".

FOR FURTHER INFORMATION PLEASE CONTACT:

Guy J. Turcotte                                 David A. Dyck
President                                       Vice-President, Finance
and Chief Executive Officer                     and Chief Financial Officer
(403) 233-1700                                  (403) 233-1700

THIS INFORMATION INCLUDES "FORWARD LOOKING STATEMENTS" BASED UPON CURRENT EXPECTATIONS, ESTIMATES AND PROJECTIONS OF FUTURE PRODUCTION, PROJECT START-UPS AND FUTURE CAPITAL SPENDING, THAT INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED BY THE CORPORATION. THESE RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO, CHANGES IN; MARKET CONDITIONS, LAW OR GOVERNMENT POLICY, OPERATING CONDITIONS AND COSTS, PROJECT SCHEDULES, OPERATING PERFORMANCE, DEMAND FOR OIL, GAS AND RELATED PRODUCTS, PRICE AND EXCHANGE RATE FLUCTUATIONS, COMMERCIAL NEGOTIATIONS OR OTHER TECHNICAL AND ECONOMIC FACTORS.


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